FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

April 14, 2008

Item 3: News Release:

A news release dated and issued on April 14 , 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Non-brokered Private Placement

Item 5: Full Description of Material Change:

CanAlaska Uranium Ltd. (CVV-TSX.V) (the “Company”) announces a non-brokered private placement of flow-through units, each Unit consisting of one flow-through eligible common share issued at $0.34 plus an additional 1/2 warrant, for gross proceeds of up to $4,000,000.  Each full warrant shall be exercisable into a common share or flow-through eligible common share (at the election of the Investor) within 24 months of issue at an exercise price of $0.50.

The proceeds will be used for the continued exploration of the Company’s uranium exploration projects in Saskatchewan, Alberta and Manitoba.

A finders fee may be payable in conjunction with this flow-through private placement.

The flow-through private placement is subject to regulatory approvals.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 14th  day of April 2008.